UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Shares of Beneficial Interest

(Title of Class of Securities)

336142 10 4

(CUSIP Number of Class of Securities)

JOHN A. AIELLO, ESQ.

PHILIP D. FORLENZA, ESQ.

GIORDANO, HALLERAN AND CIESLA, P.C.

125 HALF MILE ROAD

RED BANK, NEW JERSEY 07701

(732) 741-3900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,300,000	$268

(1)          Estimated for purposes of calculating filing fee only. This calculation assumes the purchase of 100,000 shares of beneficial interest of First Real Estate Investment Trust of New Jersey at the tender offer price of $23 per share.

(2)          The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015 issued by the Securities and Exchange Commission, equals $116.20 per million of transaction value, or $268.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by First Real Estate Investment Trust of New Jersey, an equity real estate investment trust organized under the laws of the State of New Jersey (the “Company”), to purchase up to 100,000 shares of beneficial interest (the “Shares”) in the Company at a price of $23 per Share, in cash, less any applicable withholding taxes and without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, attached as Exhibit (a)(1)(i) to Schedule TO, (the “Offer to Purchase”), and the related Letter of Transmittal, attached thereto as Exhibit (a)(1)(ii) (the “Letter of Transmittal”) (the Offer to Purchase and the Letter of Transmittal collectively constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

The information set forth in the Offer to Purchase, including all appendices thereto, is expressly incorporated by reference into this Tender Offer Statement on Schedule TO in its entirety, and responses to each item in this Amendment are qualified in their entirety by the provisions of the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)          Name and Address. The name of the subject company is First Real Estate Investment Trust of New Jersey, an equity real estate investment trust organized under the laws of the State of New Jersey. The principal executive offices are located at 505 Main Street, Hackensack, New Jersey 07601. The Company’s phone number is (201) 488-6400. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b)          Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c)          Trading Marketing and Price. The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)          Name and Address. The name of the filing person is First Real Estate Investment Trust of New Jersey, an equity real estate investment trust organized under the laws of the State of New Jersey. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)          Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Introduction,”
•	“Summary Term Sheet,”
•	Section 1 (“Number of Shares; Proration”),
•	Section 2 (“Purpose of the Offer, Certain Effects of the Offer”),
•	Section 3 (“Procedures for Tendering Shares”),
•	Section 4 (“Withdrawal Rights”),
•	Section 5 (“Purchase of Shares and Payment of Purchase Price”),
•	Section 6 (“Conditional Tender of Shares”),
•	Section 7 (“Conditions of the Offer”),
•	Section 9 (“Source and Amount of Funds”),
•	Section 11 (“Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares”),
•	Section 13 (“Certain United States Federal Income Tax Consequences”),
•	Section 14 (“Extension of the Offer; Termination; Amendment”), and
•	Section 16 (“Miscellaneous”).

(b)          Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)          Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 (“Interests of Trustees and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)          Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offering; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b)          Use of Securities Acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)          Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)          Source of Funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)          Borrowed Funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)          Securities Ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b)          Securities Transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)          Solicitation of Recommendation. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.
(a)-(b)	Not applicable.

Item 11.	Additional Information.

(a)          Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b)          Other Material Information. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

Item 12.	Exhibits.
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated February 17, 2015.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter of Information to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(i)	Press Release issued by Purchaser announcing the commencement of the Offer dated February 17, 2015.
(d)(1)(i)	First Real Estate Investment Trust of New Jersey Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement for its 2007 Annual Meeting of Holders of Shares of Beneficial Interest filed with the Securities and Exchange Commission on February 28, 2007).
(d)(1)(ii)	Form of Stock Option Agreement for options granted pursuant to First Real Estate Investment Trust of New Jersey Equity Incentive Plan.
(d)(1)(iii)

First Real Estate Investment Trust of New Jersey Amended and Restated Deferred Fee Plan, amended as of October 31, 2014 (incorporated herein by reference to Exhibit No. 10.8 to the Company’s Annual Report on Form 10-K for fiscal year ended October 31, 2014 filed with the Securities and Exchange Commission on January 14, 2015).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015		First Real Estate Investment Trust of New Jersey.
	By:	/s/ Robert S. Hekemian
	Name:	Robert S. Hekemian
	Title:	Chairman

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated February 17, 2015.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter of Information to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(i)	Press Release issued by Purchaser announcing the commencement of the Offer dated February 17, 2015.
(d)(1)(i)	First Real Estate Investment Trust of New Jersey Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement for its 2007 Annual Meeting of Holders of Shares of Beneficial Interest filed with the Securities and Exchange Commission on February 28, 2007).
(d)(1)(ii)	Form of Stock Option Agreement for options granted pursuant to First Real Estate Investment Trust of New Jersey Equity Incentive Plan.
(d)(1)(iii)	First Real Estate Investment Trust of New Jersey Amended and Restated Deferred Fee Plan, amended as of October 31, 2014 (incorporated herein by reference to Exhibit No. 10.8 to the Company’s Annual Report on Form 10-K for fiscal year ended October 31, 2014 filed with the Securities and Exchange Commission on January 14, 2015).

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